U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

___  Check here if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.
     See Instructions l(b).

1.   Name and Address of Reporting Person:
          MICHAEL G. SEMMENS
          342 St. Stephens School Road
          Austin  TX   78746-3101
2.   Issuer Name and Ticker or Trading Symbol
          ELECTROSOURCE, INC.,     ELSI
3.   IRS or Social Security Number of Reporting Person (Voluntary)
          ###-##-####
4.   Statement for (Month/Year)
          August 1998
5.   If Amendment, Date of Original (Month/Year)
          N/A
6.   Relationship of Reporting Person to Issuer (Mark all applicable)
     Yes  X      No ___  Director
     Yes ___     No ___  10% Owner
     Yes  X      No ___  Officer (give title below)
     Yes ___     No ___  Other (specify below)
          Chairman of the Board, President, Chief Executive Officer

  TABLE I - Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3):
          Common, $1.00 par value
2.   Transaction Date (Month/Day/Year):
          N/A
3.   Transaction Code (Instruction 8):
     A.   Code:
     B.   V:
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3,
     4 and 5):
     A.   Amount:
     B.   Acquired (A)___     Disposed of (D)____
     C:   Price:
5.   Amount of Securities Beneficially Owned at End of Month
     (Instructions 3 and 4):
          (1.) 21,115         (2.) 40
6.   Ownership Form Direct (D) or Indirect (I) (Instructions 3 and 4):
          (1.) Direct         (2.) Indirect
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          (2.) Owned by spouse as custodian for children

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3):
          (1.) Employee Stock Options
          (2.) Warrants
2.   Conversion or Exercise Price of Derivative Security:
          (1.) $1.5630
          (2.) $2.5630
3.   Transaction Date (Month/Day/Year):
          August 18, 1998
4.   Transaction Code (Instruction 8):
     A.   Code:               J  (See Explanation of Responses)
     B.   V
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
     A.   Acquired (A):       N/A
     B.   Disposed of (D):    N/A
6.   Date of Exercisable and Expiration Date (Month/Day/Year):
     A.   Date Exercisable:   (1.)  N/A (2.)  N/A
     B.   Expiration Date:    (1.)  N/A (2.)  January 22, 2004
7.   Title and Amount of Underlying Securities (Instructions 3 and 4):
     A.   Title:  (1.) and (2.)  Common Stock, $1.00 par value
     B.   Amount or Number of Shares (1.)  100,834  (2.) 125,000
8.   Price of Derivative Security (Instruction 5):
          N/A
9. Number of Derivative Securities Beneficially Owned at End of Month (Instruction 4):
          (1.) 100,834
          (2.) 125,000
10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

Explanation of Responses:

     The Board of Directors approved the regranting of employee stock options and the repricing of certain warrants as of August 18, 1998. No other terms or conditions of the options were changed. The expiration date of the Warrants was extended to January 22, 2004.

/s/ Michael G. Semmens
Date:  September 10, 1998